Exhibit 12

NEENAH PAPER, INC. AND SUBSIDIARIES

STATEMENT REGARDING THE COMPUTATION OF

RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions, except ratio of earnings to fixed charges)

	Year Ended December 31,
	2008	2007		2006		2005		2004
Income (loss) from continuing operations before taxes	$(44.3)	$28.5		$28.8		$43.4		$79.2
Plus fixed charges	26.0	26.1		19.8		18.7		1.6
Numerator	$(18.3)	$54.6		$48.6		$62.1		$80.8

Interest expense (including amortization of debt issuance costs)	$25.0	$25.5		$19.4		$18.5		$1.4
Interest portion of rent expense (a)	1.0	0.6		0.4		0.2		0.2
Fixed charges	$26.0	$26.1		$19.8		$18.7		$1.6

Ratio of earnings to fixed charges (b)	—	2.1	x	2.5	x	3.3	x	50.5	x

(a)                    Represents one-third of rent expense which is deemed to be the financing portion of the lease agreements.

(b)                   The deficit of earnings to fixed charges for the year ended December 31, 2008 was $44.3 million.